# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 81726A209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 01/19/2026
Amends the filing with accession number 0001079973-25-000383
Filed by CIK 0002060465
Persons authorized to receive notices and communications: Lin-Chun Huang, Celadon Partners SPV 24, PO Box 500, 71 Fort Street,, Grand Cayman, Cayman Islands (E9), KY1-1106, 852 3851 8700; Eleazer Klein, Esq., McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Celadon Partners SPV 24 (CIK 0002060465): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,511,322; sole dispositive power 0; shared dispositive power 13,511,322; aggregate amount beneficially owned 13,511,322 (45% of the class)
  Comment: Includes 3,734,322 shares of Common Stock issuable upon exercise of the Warrants (as defined in Item 3 of the Schedule 13D) up to the 45% beneficial ownership limitation cap. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to such beneficial ownership limitation cap.
- Celadon Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,511,322; sole dispositive power 0; shared dispositive power 13,511,322; aggregate amount beneficially owned 13,511,322 (45% of the class)
  Comment: Includes 3,734,322 shares of Common Stock issuable upon exercise of the Warrants up to the 45% beneficial ownership limitation cap. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to such beneficial ownership limitation cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2025 (as amended, the "Schedule 13D"). This Amendment No. 3 supplements Item 4 and amends and restates Item 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons intend to continue preliminary discussions with the Issuer regarding a potential financing transaction involving the issuance of convertible bonds (the "Bonds") by a newly formed subsidiary of the Issuer (the "Bond Issuer"). The proposed transaction contemplates a financing of at least $10.0 million from a consortium of investors led by the Reporting Persons. The proceeds of the financing are intended to be used to advance the Issuer's CMC and clinical trials for v2.0 process development and GMP manufacturing. The terms currently under discussion provide that the Bonds would be convertible into common equity of the Bond Issuer or exchangeable for Common Stock of the Issuer. The transaction is subject to certain closing conditions and the Bonds would be subject to certain negative pledges and covenants.

The Reporting Persons also intend to engage in preliminary discussions with the Issuer in connection with certain restructuring or merger and acquisition transactions involving the parties, and the terms and conditions thereof, certain of which may include, without limitation, changes to the Issuer's capital structure or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 26,290,838 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the Securities and Exchange Commission on November 13, 2025, and assumes the exercise of the Warrants, subject to the 45% beneficial ownership limitation cap as described in Item 3 of the Schedule 13D. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to the 45% beneficial ownership limitation cap.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Signatures
- Celadon Partners SPV 24: /s/ John Cullinane, John Cullinane, Manager, Celadon Partners, LLC (as sole manager of Celadon Partners SPV 24) (01/20/2026)
- Celadon Partners, LLC: /s/ John Cullinane, John Cullinane, Manager (01/20/2026)